Filed by Valor Communications Group, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Valor Communications Group, Inc.
Subject Company’s Commission File No: 1-32422
Merger with Alltel Wireline December 9, 2005

Safe Harbor Statement Some of the statements included herein may include forward looking statements which reflect our current views with respect to future events and financial performance. Statements which include the words "expect," "intend," "plan," "believe," "project," "anticipate" and similar statements of a future or forward- looking nature identify forward-looking statements for the purposes of the federal securities laws or otherwise. All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements.

Jack Mueller President, Chief Executive Officer and Director Keith Terreri Vice President - Finance & Treasurer Jerry Vaughn Chief Financial Officer Senior Management Representatives

VALOR COMMUNICATIONS GROUP

Merger Highlights

- Transaction creates the leading rural-focused wireline company.
- Highly complementary rural market footprint:
  - Over 3.4 million access lines in 16 states.
  - Pro Forma LTM OIBDA of $1.7 billion.
- Optimizes capital structure and allows for maximum shareholder value creation.
  - Lower leverage / cost of capital.
  - Reduced payout ratio.
  - Maximizes VALOR tax position.
  - Strong, experienced management team with senior leadership from Alltel and key roles for VALOR management.
- Increased scale and scope provides ~$40 million synergy potential.
- Ease of integration (VALOR currently utilizes Alltel billing system).
- Positioning as industry consolidator.

4

VALOR to merge with Alltel Wireline business segment in a Reverse Morris Trust transaction. VALOR shareholders to own 15% of pro forma entity. Pro forma 65%-70% payout ratio. Net debt of $5.4 billion or 3.2x OIBDA. Required approvals: VALOR shareholders, FCC, HSR, applicable State PUCs. Each share of VALOR will: Receive current dividend through closing and $1.00 dividend thereafter. Next steps: VALOR shareholder vote. Shareholders representing 42% of VALOR share ownership have entered into Voting Agreements. NewCo to determine appropriate branding strategy before closing. Expected to close mid-2006. Transaction Summary Highlights

Pro forma Wireline business: 3.4MM Access Lines $3.4B Revenue (1) and $1.7B OIBDA (1) Complementary and clustered rural footprint. (1) LTM 9/30/05 Enhancing Scope and Scale

Favorable Rural Characteristics VCG CTL NewCo CNSL CTCO Non-Rural Carrier Average 11 14 25 53 68 128 11 53 68 128 NewCo Teledensity is 25 Access Lines per Square Mile as Compared to the Non-Rural Carrier Average of 128 <2000 Lines 2000-5000 Lines 5001-10,000 Lines >10,000 Lines NewCo 711 218 83 61 VALOR 196 41 13 7 711 218 83 61 13 41 7 196 25 14 Access Lines per Square Mile (1) Number of Markets per Size of Markets Served (1) Source: Company filings for CenturyTel, Commonwealth Communications and Non-Rural Carrier Average. Investor presentation for Consolidated Communications, Inc.

NewCo Access Lines (MMs) 3.4 0.5 2.9 LTM Revenue ($MM) (1) $3,366 $508 $2,858 LTM OIBDA ($MM) (1) $1,695 $265 $1,430 LTM Capex ($MM) (1) $404 $59 $345 OIBDA - Capex ($MM) (1) $1,291 $206 $1,085 Payout Ratio 65%-70% 75%-78% - Dividend $1.00 $1.44 - Net Debt (2) $5,400 $1,130 $4,200 Net Debt / LTM OIBDA (1) 3.2x 4.3x 2.9x VALOR (1) LTM 9/30/05. (2) Includes fees and other expenses. Alltel Wireline (2) Combination Metrics Significantly Decreased Leverage and Payout Ratio / Significantly Increased Scale

EBITDA - Capex NewCo 1.353 CTL 0.8731 CZN 0.872 CBB 0.3642 VCG 0.205 CTCO 0.1339 CNSL 0.1193 IWA 0.0926 FRP 0.0935 NewCo Will be the Largest Independent LEC 2004 Revenue ($B) Access Lines NewCo 1.7 CTL 1.3 CZN 1.1 CBB 0.5 VCG 0.2751 CNSL 0.2 CTCO 0.1 IWA 0.1 FRP 0.1 2004 OIBDA - Capex ($B) Q3'05 Access Lines (M) Access Lines NewCo 3.401 CTL 2.25 CZN 2.25 CBB 0.938 CTCO 0.6 VCG 0.5247 FRP 0.291 IWA 0.261 CNSL 0.161 2004 OIBDA ($B) Pre-Synergy Revenue NewCo 3.5 CTL 2.4 CZN 2 CBB 1.2 VCG 0.50731 CTCO 0.3 CNSL 0.3 FRP 0.3 IWA 0.2 Significant Scale and Profitability

2005(E) Payout Ratio (1) Net Debt / 2005(E) OIBDA (2) (1) Per Wall Street Research. Dividends normalized for full year. (2) Per Wall Street Research. (3) Citizens' payout ratio is expected to be in excess of 80% after 2008 per Wall Street research. (4) Per Company Guidance. (4) NewCo Will be Conservatively Capitalized (3) Improved Capitalization

(1) Per Wall Street Research. (2) As of 12/7/2005. (3) OIBDA includes $40 million of synergies (4) High Dividend LECs comprise FRP, IWA and CNSL. (5) MLP composite consists of selected Master Limited Partnerships. (6) RBOCs comprise VZ, BLS and T. (7) The 25 highest yielding S&P 500 dividend paying stocks. (8) The REIT composite consists of selected Real Estate Investment Trusts. Dividend Yield (2) Enterprise Value / 2005(E) OIBDA (1) Attractive Valuation (4) (5) (6) (7) (8) (3) Improved Valuation Metrics

NewCo Dividend Yield 6.5% 7.0% 7.5% Implied Share Price $15.38 $14.29 $13.33 Dividends (1) $1.08 $1.08 $1.08 Total Return to VALOR Shareholders (1) $16.46 $15.37 $14.41 (1) Assuming deal closes after 6/30/06. Sensitivity Analysis

0.68 3.2 NewCo 0.62 3.4 CZN 0.07 2 CTL 0.77 3.9 IWA 0.95 4.7 FRP 0.8 4 CNSL 0.52 1.4 CTCO 0 4.5 CBB 0.765 4.1 VCG Pro forma NewCo to have ~$5.4B of net debt 3.2x net leverage 65% to 70% FCF Payout ratio Pro forma dividend per share of $1.00 (1) Per Wall Street Research. NewCo Capital Structure & Dividend Payout

Improve Broadband Penetration Opportunities Improve Feature Penetration Expand Service Offerings (Video) Expand Service Offerings (Wireless MVNO) Strategic Opportunities / Consolidation Opportunities for NewCo

Larger scale and reduction of risk. Revenue and earnings diversification. More conservative leverage and lower cost of capital. Lower payout ratio. Substantially greater float; sponsor overhang is significantly diminished. Better positioned to roll out advanced services as part of larger company. Positioning as industry consolidator. Improved Shareholder Value Benefits to VALOR

Maintaining current 2005(E) guidance for VALOR: Cash available to pay dividends: $128 - $133 million. CapEx: ~59 million. 2005(E) VALOR Outlook